       THE CHERRY CORPORATION ANNOUNCES "DUTCH AUCTION" SELF TENDER OFFER
               FOR SHARES OF ITS CLASS A AND CLASS B COMMON STOCK

    WAUKEGAN, IL. (November 17, 1998)--The Cherry Corporation (Nasdaq-- CHERA & CHERB) today announced that it will commence a Dutch Auction self tender offer to purchase for cash up to 1,687,500 shares of its Class A Common Stock and 562,500 shares of its Class B Common Stock representing 21.8% and 11.8%, respectively, of its issued and outstanding Class A and Class B Common Stock, subject to the terms and conditions set forth in the Offer to Purchase of the Company dated November 17, 1998, and the related Letter of Transmittal. The tender offer begins Tuesday, November 17, 1998, and will expire, unless extended, at 5:00 p.m. (New York City Time) on Monday, December 21, 1998.

    The terms of the Dutch Auction tender offer, which are described more fully in the Offer to Purchase and the Letter of Transmittal, pursuant to which the tender offer is made, include a purchase price for each class of shares of not less than $13.25 nor more than $15.50 per share, net to the seller in cash, without interest thereon.

    In a Dutch Auction, the Company sets a price range, and the holders have an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer, the Company will determine a single per share price for Class A Common Stock and a single per share price for Class B Common Stock to be paid for each share purchased, taking into consideration the number of shares tendered for each Class and the prices specified by tendering shareholders. If more than 1,687,500 shares of Class A Common Stock or 562,500 shares of Class B Common Stock are properly tendered pursuant to the Offer to Purchase and Letter of Transmittal, the Company will accept shares of each class of stock on a pro rata basis. Odd lots tendered will not be subject to proration. The Company reserves the right to purchase more than 1,687,500 shares of Class A Common Stock and 562,500 shares of Class B Common Stock pursuant to the tender offer. The tender offer is not conditioned on any minimum number of shares being tendered.

    Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. Each shareholder must make the decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered. The Company has been advised that none of its directors or executive officers intend to tender any shares pursuant to the Offer.

    On November 16, 1998, the last trading day prior to the announcement of the Offer, the price per share for the last trade for the Shares on Nasdaq National Market was $13.50 for Class A Common Stock and $13.00 for Class B Common Stock. As of November 16, 1998, the Company had issued and outstanding 7,738,680 shares of its Class A Common Stock and 4,762,564 shares of its Class B Common Stock. The Offer to Purchase, Letter of Transmittal and related documents will be mailed to the stockholders of record of its Class A and Class B Common Stock and will also be made available for distribution to beneficial owners of the Class A and Class B Common Stock.

    The dealer manager for the tender offer is Nesbitt Burns Securities Inc. and the information agent is Morrow & Co., Inc. Shareholders may obtain further information by calling Morrow & Co., Inc. at (800) 662-5200 or Nesbitt Burns Securities Inc. at (877) 461-2900 (toll free throughout the U.S.).

    The Cherry Corporation manufactures proprietary and custom electrical switches, sensors, electronic keyboards and controls, and semiconductors for the worldwide automotive, computer, and consumer and commercial markets. The Company has eight wholly owned subsidiaries in the United States, Germany, England, France, Australia, Czech Republic, Mexico and Hong Kong. Cherry also has 50-50 joint ventures in Japan, Hirose Cherry Precision Company Limited, and in India, TVS Cherry Private Limited, and a Japanese automotive sales and engineering office. Additional information is available on the Company's website at http://www.cherrycorp.com.